EXHIBIT 99.2

THE REAL BROKERAGE INC.

Consolidated Financial Statements
December 31, 2022

Symbol: REAX | Building your future, **together**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Real Brokerage Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of loss and other comprehensive loss, shareholder’s equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co

Certified Public Accountants

A Firm in The Deloitte Global Network

Tel Aviv, Israel

March 16, 2023

We have served as the Company’s auditor since 2014.

2

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

	As of
	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,846	$25,818
Restricted cash	7,481	3,311
Investments in financial assets	7,892	8,811
Trade receivables	1,547	254
Other receivables	74	23
Prepaid expenses and deposits	529	448
TOTAL CURRENT ASSETS	28,369	38,665
NON-CURRENT ASSETS
Intangible assets	3,708	451
Goodwill	10,262	602
Property and equipment	1,350	170
Right-of-use assets	73	109
TOTAL NON-CURRENT ASSETS	15,393	1,332
TOTAL ASSETS	43,762	39,997

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	474	54
Accrued liabilities	11,866	8,818
Customer Deposits	7,481	3,311
Other payables	1,188	40
Lease liabilities	96	91
TOTAL CURRENT LIABILITIES	21,105	12,314
NON-CURRENT LIABILITIES
Lease liabilities	-	40
Warrants outstanding	242	639
TOTAL NON-CURRENT LIABILITIES	242	679
TOTAL LIABILITIES	21,347	12,993

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	63,204	63,397
Stock-based compensation reserves	25,083	6,725
Deficit	(50,704)	(30,127)
Other reserves	(469)	(347)
Treasury share, at cost	(14,962)	(12,644)
EQUITY ATTRIBUTABLE TO OWNERS	22,152	27,004
Non-controlling interests	263	-
TOTAL EQUITY	22,415	27,004
TOTAL LIABILITIES AND EQUITY	$43,762	$39,997

The accompanying notes form an integral part of the consolidated financial statements.

3

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

	For the Year Ended
	December 31, 2022	December 31, 2021
Revenues	$381,756	$121,681
Commissions and other agent-related costs	349,806	110,587
Gross Profit	31,950	11,094

General and administrative expenses	24,155	10,573
Marketing expenses	22,674	7,808
Research and development expenses	4,867	3,979
Operating Loss	(19,746)	(11,266)

Other income	729	249
Listing expenses	(151)	-
Finance expenses, net	(1,167)	(662)
Net Loss	(20,335)	(11,679)
Net Income Attributable to Noncontrolling Interests	242	-
Net Loss Attributable to Owners of the Company	(20,577)	(11,679)
Other comprehensive income/(loss):
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(407)	(352)
Foreign currency translation adjustment	285	5
Total Comprehensive Loss Attributable to Owners of the Company	(20,699)	(12,026)
Total Comprehensive Income Attributable to NCI	242	-
Total Comprehensive Loss	(20,457)	(12,026)
Loss per share
Basic and diluted loss per share	(0.12)	(0.07)
Weighted-average shares, basic and diluted	$178,201	$170,483

The accompanying notes form an integral part of the consolidated financial statements.

4

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollar in thousands)

	Share Premium	Share-Based Payments Reserve	Foreign Exchange Translation Reserve	Investments Revaluations Reserve	Deficit	Treasury Shares	Non-Controlling Interests	Total Equity (Deficit)
Balance at, January 1, 2021	21,668	2,760	-	-	(18,448)	-	14,818	20,798
Total loss and comprehensive loss	-	-	5	(352)	(11,679)	-	-	(12,026)
Exercise of warrants	26,475	-	-	-	-	-	-	26,475
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(12,644)	-	(12,644)
Proceeds from sale of treasury shares	229	-	-	-	-	-	-	229
Conversion of preferred shares into common shares	14,818	-	-	-	-	-	(14,818)	-
Exercise of stock options	207	-	-	-	-	-	-	207
Equity-settled share-based payments	-	3,965	-	-	-	-	-	3,965
Balance at, December 31, 2021	63,397	6,725	5	(352)	(30,127)	(12,644)	-	27,004

Balance at, January 1, 2022	63,397	6,725	5	(352)	(30,127)	(12,644)	-	27,004
Total loss	-	-	-	-	(20,577)	-	242	(20,335)
Total other comprehensive loss	-	-	285	(407)	-	-	-	(122)
Acquisitions of common shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(8,060)	-	(8,060)
Release of treasury shares	(5,742)	-	-	-	-	5,742	-	-
Issuance of Restricted Share Units	4,886	(4,886)	-	-	-	-	-	-
Exercise of stock options	663	(398)	-	-	-	-	-	265
Shares issued as part of Expetitle and LemonBrew Acquisitions	-	4,775	-	-	-	-	-	4,775
Adjustment arising from change in non-controlling interests	-	-	-	-	-	-	21	21
Equity-settled share-based payments	-	18,867	-	-	-	-	-	18,867
Balance at, December 31, 2022	63,204	25,083	290	(759)	(50,704)	(14,962)	263	22,415

The accompanying notes form an integral part of the consolidated financial statements.

5

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollar in thousands)

	For the Year Ended
	December 31, 2022	December 31, 2021
OPERATING ACTIVITIES
Net Loss	$(20,335)	$(11,679)
Adjustments for:
Depreciation	333	213
Equity-settled share-based payments	16,201	4,030
Finance costs	167	565
Gain on short term investments	-	(223)
Changes in operating asset and liabilities:
Trade receivables	(1,293)	(137)
Other receivables	(51)	198
Prepaid expenses and deposits	(81)	(359)
Accounts payable	420	-
Accrued liabilities	5,316	5,789
Customer deposits	4,170	-
Other payables	1,148	3,287
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,995	1,684

INVESTING ACTIVITIES
Purchase of property and equipment	(1,408)	(172)
Acquisition of subsidiaries (Note 7,8, and 9)	(8,152)	(1,099)
Dividends received from equity instruments designated at FVTOCI	637	-
Proceeds on disposal of equity instruments held at FVTOCI	(125)	-
NET CASH USED IN INVESTING ACTIVITIES	(9,048)	(1,271)

FINANCING ACTIVITIES
Investment in securities	-	(8,940)
Proceeds from exercise of warrants	-	26,475
Purchase of common shares for Restricted Share Unit (RSU) Plan	(8,060)	(12,644)
Stock Compensation Payable (RSU)	-	2,253
Proceeds from exercise of stock options	265	207
Payment of lease liabilities	(35)	(84)
Dividends paid for non-controlling interest	(19)	-
NET CASH USED IN FINANCING ACTIVITIES	(7,849)	7,267

Net change in cash, cash equivalents and restricted cash	(10,902)	7,680
Cash, cash equivalents and restricted cash, beginning of year	29,129	21,273
Fluctuations in foreign currency	100	176
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$18,327	$29,129

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share-based compensation as part of Expetitle consideration	4,325	-
Share-based compensation reclass from liability to equity	2,268	-
Share-based compensation as part of LemonBrew consideration	450	-
Increase in ROU against lease liabilities	-	84
Warrants liability from acquisition	-	65

The accompanying notes form an integral part of the consolidated financial statements

6

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

1. GENERAL INFORMATION

The Real Brokerage Inc. (“Real” or the “Company”) is a technology-powered real estate brokerage firm, licensed in over 45 U.S. states, the District of Columbia, and 3 provinces in Canada with over 8,000 agents. Real offers agents a mobile focused tech-platform to run their business.

The consolidated operations of Real include the wholly-owned subsidiaries of Real Technology Broker Ltd. incorporated on June 29, 2014 in Israel, Real PIPE, LLC incorporated on November 5, 2020 under the laws of the state of Delaware, Real Broker MA, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the laws of the state of Texas, Real Broker Commercial LLC incorporated on July 29, 2019 under the laws of the state of Texas, The Real Title Inc. incorporated on January 1, 2021 under the laws of the state of Delaware, Real Broker BC Ltd. incorporated on February 23, 2021 in the province of British Columbia, Real Broker AB Ltd. incorporated on February 23, 2021 in the province of Alberta, and Real Broker ON Ltd incorporated on August 27 2021 in the province of Ontario, One Real Mortgage (formerly LemonBrew Lending) incorporated on March 15, 2009 under the laws of the state of New Jersey.

On May 17, 2021, the TSX Venture Exchange (the “TSXV”) accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). Pursuant to the NCIB, the Company was able to purchase, during the 12-month period ended May 20, 2022, up to 7.2 million common shares of the Company (“Common Shares”), constituting approximately 5% of the total 143.4 million Common Shares issued and outstanding as of April 30, 2021.

The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying restricted share unit (each, an “RSU”) payments as well as deal with other administration matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

The Common Shares acquired are held by the Trustee until the same are sold in the market with the proceeds to be transferred to designated participants or until the Common Shares are delivered to designated participants, in each case under the terms of the Company’s equity incentive plans to satisfy the Company’s obligations in respect of redemptions of vested RSUs held by such designated participants. See Note 13.D for more information. A total of 2.0 million Common Shares have been released from the trust to satisfy the Company’s obligations in respect of redemptions of vested RSUs held by designated participants.

On May 19, 2022, the Company announced that it renewed the NCIB to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada (other than the TSXV), if eligible. Pursuant to the NCIB, Real may purchase up to 8.9 million Common Shares, representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022.

During 2022, the Company repurchased 3.8 million Common Shares in the amount of $8.1 million. The purpose of the purchase of common shares under the NCIB is to enable the Company to acquire shares to satisfy the RSU Plan (see Note 13.D for more information). The NCIB shall terminate on the earlier of May 20, 2023 and the date on which the maximum number of Common Shares purchasable under the NCIB is acquired by the Company.

On July 26, 2022, the Company’s Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “REAX”. Concurrent to the graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. Trading of the Common Shares continues on the NASDAQ under the same symbol, “REAX”.

7

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the years presented.

A. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were authorized for issuance by the Board of Directors on March 16, 2023.

B. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31 of each year. Control is achieved when the Company:

●	Has the power over the investee
●	Is exposed, or has rights, to variable returns from its involvement with the investee
●	Has the ability to use its power to affect its returns

The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

C. Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

D. Foreign currency

Foreign currency transactions and balances

Transactions in foreign currencies are initially recognized in the financial statements using exchange rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the income statement for determination of net profit or loss during the period.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated using average exchange rates during the period. Any differences arising on such translation are recognized in other comprehensive income. Such differences are included in the foreign currency translation reserve “FCTR” within other components of equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

8

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

E. Operating segments

In measuring its performance, the Company does not distinguish or group its operations on a geographical or on any other basis, and accordingly has a single reportable operating segment. Management has applied judgment by consolidating its cost generating units (CGU) into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations, and an expectation of operating segments within a reportable segment, which have similar long-term economic characteristics.

The Company’s Chief Executive Officer is the chief operating decision maker, and regularly reviews operations and performance on an aggregated basis. The Company does not have any significant customers or any significant groups of customers.

F. Reclassification

Certain prior year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the current year presentation. These reclassifications did not affect the prior period total assets, total liabilities, stockholders’ deficit, net loss or net cash used in operating activities.

G. Revenue from contracts with customers

The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include fee income from the brokerage-platform and other revenues relating to auxiliary services.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between agents, buyers, and sellers. The Company satisfies its performance obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company will recognize revenues in the gross amount of consideration, to which it expects to be entitled to.

Please see Note 10 for more Information about the Company’s revenues from contracts with customers.

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue upon the satisfaction of its performance obligation when it transfers control over a good or service to a customer.

9

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and related revenue recognition policies.

Type of product or service	Nature of timing of satisfaction of performance obligations including significant payment terms	Revenue recognition policies
Commissions from real estate contracts	Customers obtain control of real estate property on the closing date, which ordinarily when consideration is received	Revenue is recognized at a point in time as the purchase agreement is closed and the sale is executed
Service contracts with real estate agents	Under service contracts with real estate agents, they enroll in an annual subscription plan to use the tech-platform	Revenue is recognized over time as the company provides promised services to real estate agents on a paid subscription plan
Title Fees (Escrow and Title Insurance)	Customers obtain control of real estate property on the closing date, which ordinarily when consideration is received	Revenue is recognized at a point in time when the transaction is closed and paid
Mortgage Broker	Customers obtain control of real estate property on the closing date, which ordinarily when consideration is received	Revenue is recognized at a point in time when the loan has been funded

H. Share based compensation

The Company’s real estate agents receive remuneration in the form of share-based compensation transactions, whereby those agents are entitled to restricted share units. In addition, the Company grants its employees and members of the board of directors remuneration in the form of share-based compensation transactions, whereby employees and the board of directors render services in consideration for equity instruments.

Share-based payment arrangements

The grant-date fair value excluding the effect of non-market equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Restricted share unit plan

Under the restricted share unit plans, eligible participants receive restricted share units (RSUs), which generally vest over a period of one to three years. The expense in relation to RSUs earned in recognition of personal performance conditions is recognized at grant-date fair value during the applicable vesting period based on the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock–based payments reserve. The expense in relation to RSUs purchased in the agent stock purchase plan are recognized at grant-date fair value with a corresponding increase in equity. Please see Note 13.D for more information about the Company’s restricted share unit.

I. Income tax

Income tax expenses comprise of current and deferred tax. It is recognized in profit or loss, or items recognized directly in equity or in other comprehensive income.

The Company has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

10

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Current tax

Current tax is comprised of expected payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using the tax rates enacted or substantively enacted at the reporting date.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

‒	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

‒	Temporary differences related to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

J. Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (significant components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

Subsequent expenditures

Subsequent expenditures are capitalized only if it is probable that future economic benefits associated with the expenditure will flow to the Company.

11

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Computer equipment:	3 years
Furniture and fixtures:	5-10 years.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

K. Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

Financial assets – Policy

Financial Assets:

Financial assets are comprised of investments in equity and debt securities, trade and other receivables, cash and cash equivalents and other financial assets.

Initial recognition:

All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement:

Financial assets measured at amortized cost:

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost using effective interest rate (EIR) method. The EIR amortization is recognized as finance income in the Statement of Income.

12

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

The Company while applying above criteria has classified the following financial assets at amortized cost

- Trade receivables

- Other financial assets.

- Investment in debt securities

Financial assets at fair value through other comprehensive income (FVTOCI):

Financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are subsequently measured at FVTOCI. Fair value movements in financial assets at FVTOCI are recognized in other comprehensive income.

Equity instruments held for trading are classified as at fair value through profit or loss (FVTPL). For other equity instruments the Company classifies the same as at FVTOCI or FVTPL. The classification is made on initial recognition and is irrevocable. Fair value changes on equity investments at FVTOCI, excluding dividends, are recognized in other comprehensive income (OCI).

Financial assets at fair value through profit or loss (FVTPL):

Financial assets are measured at fair value through profit or loss if it does not meet the criteria for classification as measured at amortized cost or at fair value through other comprehensive income. All fair value changes are recognized in the Statement of Income.

A financial asset is measured at amortized cost if it meets both of the following conditions as is not designated as FVTPL:

‒	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

‒	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

‒	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

‒	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

13

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Financial assets – Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

‒	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

‒	how the performance of the portfolio is evaluated and reported to the Company’s management;

‒	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

‒	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

‒	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses recognized in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

14

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

L. Share capital

i.	Common shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transactions costs of an equity transaction are accounted for in accordance with IAS 12.

ii.	Preferred Shares

Preferred shares are the shares that pay a fixed dividend prior to any distributions to the holders of the issuer’s common stock. This payment is typically cumulative, so any delayed prior payments must be paid to the preferred stockholders before distributions can be made to the holders of common stock. As of December 31, 2019, the Company’s preferred shares were classified as liability, due to the rights of the holders to require a cash settlement not within the control of the Company. On June 5, 2020, the 68,460 preferred shares were converted into equity. As of December 31, 2022, the Company does not have preferred shares.

iii.	Non – controlling interests

Non-controlling interests represents the portion of net income and net assets which the Company does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interests” separately in the Consolidated Statements of Loss, and separately from shareholders’ equity in the Consolidated Statements of Financial Position.

M. Goodwill

Goodwill is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed in a business combination. Goodwill is tested annually for impairment, or more regularly if certain indicators are present. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (CGU) that are expected to benefit from the synergies of the combination and represent the lowest level at which the goodwill is monitored for internal management purposes. The recoverable amount is the higher of the fair value less cost to sell and the value in use; where the value in use is the present value of the future cash flows. Goodwill is evaluated for impairment by comparing the recoverable amount of the Company’s operating segments to the carrying amount of the operating segments to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment charge is determined. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired. For the year ended December 31, 2022 and 2021, we performed an assessment of goodwill related to our previous business acquisition which did not result in an impairment charge for either of the years.

15

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

N. Impairment

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized in the consolidated statement of loss and other comprehensive loss consistent with the function of the assets, for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal each reporting period.

O. Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability is recognized.

P. Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements (i.e. changes in lease term) of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

‒	fixed payments, including in-substance fixed payments;

‒	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

‒	amounts expected to be payable under a residual value guarantee; and

‒	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

16

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of assets that are less than $5 per month including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Q. Business combinations

Business combinations are accounted for under the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 ‘Business Combinations’, are recognized at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

Goodwill is recognized when the fair value of purchase consideration and non-controlling interests exceeds the fair value of identifiable net assets acquired on the acquisition date. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the Company assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the surplus is credited to the consolidated statements of profit or loss in the period of acquisition.

Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalized within twelve months of the acquisition date.

Those provisional amounts are adjusted through goodwill during the measurement period, or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date. These adjustments are called measurement period adjustments. The measurement period does not exceed twelve months from the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction-by-transaction basis.

Acquisition expenses are charged to consolidated statements of profit or loss.

If the Company acquires a group of assets in a company that does not constitute a business in accordance with IFRS 3, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

17

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

R. Accounting policy development

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied a number of amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements. Amendments to IFRS 3 Reference to the Conceptual Framework The Company has adopted the amendments to IFRS 3 Business Combinations for the first time in the current year. The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Amendments to IAS 16 Property, Plant and Equipment-Proceeds before Intended Use

The Company has adopted the amendments to IAS 16 Property, Plant and Equipment for the first time in the current year. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes. If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost.

Standards, interpretations, and amendments to standards not yet effective and not yet applied

Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective.

In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

18

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Based upon our current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the amended standard.

S. Revenue Share

The Company has a revenue sharing plan where its agents and brokers can receive additional commission income from real estate transactions consummated by agents and brokers they have attracted to the Company. Agents and brokers are eligible for revenue share based on the number of qualifying active agents they have attracted to the Company. Revenue shares are included as part of Marketing Expenses in the consolidated statements of loss and other comprehensive loss.

T. Warrants Accounting

Warrants are a financial instrument that allow the holder to purchase stock of the issuer at a specified price during the warrant term. The Company classifies a warrant to purchase shares of its common stock as a liability on its consolidated statements of financial position as this warrant is a free-standing financial instrument that may require the Company to transfer consideration upon exercise. Each warrant is initially recorded at fair value on date of grant using the Black-Scholes model and net of issuance costs, and it is subsequently re-measured to fair value at each subsequent balance sheet date. Changes in fair value of the warrant are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant.

U. Intangible Assets

The Company’s intangible assets are finite lived and consist primarily of acquired trade name, technology and customer relationships. Each intangible asset is amortized on a straight-line basis over its useful life of 5 years. The Company evaluates its intangible assets for recoverability and potential impairment, or as events or changes in circumstances indicate the carrying value may be impaired.

V. Treasury Share

During the year ended December 31, 2022, the Company purchased 3.8 million Common Shares which were classified as Treasury shares.

3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In preparing these consolidated financial statements, management has made judgments estimates and assumptions that affect the application of the Company’s accounting policies which are described in Note 2 and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

19

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Information about assumptions and estimation uncertainties that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

–	Deferred taxes

Deferred tax assets are recognized only if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgment is made by management on an ongoing basis and is based on budgets and business plans for the coming years. These budgets and business plans are reviewed and approved by the Board of Directors. Since inception, the Company has reported losses, and consequently, the Company has unused tax losses. The deferred tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that deferred tax assets should be recognized. Therefore, management has concluded that deferred tax assets should not be recognized on December 31, 2022.

–	Measurement of fair values

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as a broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from third parties to support the conclusion of these valuations meet the requirements of the standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

‒	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

‒	Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

‒	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

‒	Note 13 – share-based payment arrangements; and

‒	Note 23 – financial instruments.

4. PIPE TRANSACTION

On December 2, 2020, the Company completed an equity investment by private equity funds indirectly controlled by Insight Holdings Group, LLC (the “Insight Partners”) for gross proceeds of USD $20 million (approximately CAD $26.28 million)

Insight Partners was issued 17.3 million preferred units (the “Preferred Units”) of a newly and wholly owned subsidiary of the Company, Real PIPE, LLC formed under the laws of the State of Delaware, that were exchangeable into the same number of Common Shares and 17.3 million Common Share purchase warrants of the Company (“Warrants”). Each Warrant entitled the holder to subscribe and purchase one Common Share at an exercise price of $1.48 (CAD $1.90) for a period of 5 years, subject to certain acceleration terms. The Preferred Units were exchangeable, at any time at Insight Partners’ option, and at the option of the Company on the earlier of: (i) the listing the Common Shares on a nationally recognized stock exchange in the United States; (ii) the Company’s market capitalization equaling or exceeding US$500 million for a 30-consecutive trading day period; or (iii) immediately prior to a transaction by which the Company is acquired by a third party on an arms’ length basis (each, a “Forced Exchange Event”), into Common Shares on a one-for-one basis

20

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

On June 15, 2021, in connection with the listing of the Common Shares on the NASDAQ, Real delivered an Acceleration Notice to certain funds managed by Insight Partners providing for the acceleration of the expiry date to June 30, 2021, of an aggregate 17.3 million, previously issued Warrants. All Warrants held by Insight Partners were exercised into Common Shares for gross proceeds of $26.6 million (CAD $32.8 million) on June 28, 2021.

On August 3, 2021, Insight Partners was issued an aggregate of 17.3 million Common Shares in exchange of the Insight Partners’ Preferred Units in connection with the Forced Exchange Event.

5. REALTYCRUNCH ACQUISITION

On January 11, 2021, Real completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. (the “RealtyCrunch Transaction”). RealtyCrunch is a collaboration web and mobile app for home buyers and real estate agents. Launched in September 2020, it had attracted over 2,000 real estate agents in the US who use it to streamline communication and document signing with their clients. The RealtyCrunch Transaction was settled in cash for an aggregate purchase price of USD $1.1 million plus 184 thousand Warrants. Each Warrant is exercisable into one Common Share at a price of CAD $1.36 for a period of four years. In connection with the RealtyCrunch Transaction, Real also granted 2.4 million stock options (“Options”), which vest over a 4-year period and are not considered part of aggregate purchase price. The Company has determined that the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and has completed the determination to allocate the price among the assets purchased and amount attributable to goodwill. The expense incurred related to the acquisition was $38 thousand for the year ended December 31, 2021.

The following table summarizes the fair value of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date (in thousands):

Balance at, January 11, 2021
Recognized amounts of assets acquired and liabilities assumed
Proprietary Technology	563
Goodwill	602
Net Assets Acquired	1,165
Consideration	1,100
Warrants Issued	65

We have completed the valuation of the acquired assets and assumed liabilities and have assigned $563 thousand as the fair value of the Company’s developed technology and $602 thousand as the residual goodwill. Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

6. SCOTT BENSON REAL ESTATE INC.

On December 3, 2021, Real completed the acquisition of the common shares of Scott Benson Real Estate Inc in Ontario, Canada. The transaction was settled in nominal cash consideration for an aggregate purchase price of one Canadian dollar. The Company determined that the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and recorded an immaterial gain from bargain purchase. We have completed the valuation of the acquired assets and assumed liabilities and have assigned $23 thousand as the fair value of the Company’s intangible assets.

21

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

The following table summarizes the fair value of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date (in thousands):

Balance at, December 3, 2021
Recognized amounts of assets acquired and liabilities assumed
Intangible Asset	23
Net Assets Acquired	23
Consideration	-
Bargain gain from acquisition	23

7. EXPETITLE ACQUISITION

On January 20, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. (“Expetitle”) pursuant to a stock purchase agreement (the “Expetitle Transaction”). Expetitle had developed technology that simplifies the paper-intensive and time-intensive title and eEscrow process, reducing errors and saving time. Agents can navigate the entire closing experience in a few clicks using Expetitle’s mobile app. As part of the Expetitle Transaction, the Company also acquired 51% ownership of five subsidiaries of Expetitle Inc. The noncontrolling ownership interest in these five subsidiaries of Expetitle recognized at the acquisition date was measured by reference to the fair value of the non-controlling interest and amounted to $21 thousand. The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was comprised of cash consideration of $7.4 million payable at the closing of the Expetitle Transaction and contingent consideration of $600 thousand in cash subject to escrow, that would be released after twelve (12) months upon the satisfaction or waiver of the following terms and conditions: (i) the key employees remain at their current position with the Company for at least twelve (12) months after the closing of the Expetitle Transaction and (ii) Expetitle will become licenced to operate in at least fifteen states, including the current states of operation, Florida, Georgia, and Texas. As of the reporting date, the contingent terms are met and the company remeasured the contingent consideration accordingly. The Company recognized a liability with a corresponding expense amounting to $600 thousand.

As part of the Expetitle Transaction, Real also granted an aggregate of 700 thousand Options and an aggregate of 1.1 million RSUs to shareholders and members of the Expetitle team. The fair value of those Options was $4.8 million from which $4.3 million was determined to be part of the consideration and $451 thousand that was recorded immediately to the statement of loss and comprehensive loss as post transaction employees compensation which vests immediately. The Options are exercisable for a period of 3 years at $3.60 per Common Share. In addition, and as part of the transaction, the Company provided cash grants to the Expetitle employees in the amount of $168 thousand.

We have completed the valuation of the acquired assets and assumed liabilities and have assigned $3.4 million as the fair value of the Company’s developed technology and $8.4 million as the residual goodwill. Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

22

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

The following table represent the recognized amounts of assets acquired and liabilities assumed, total consideration, and cash flow related to the Expetitle Transaction (in thousands):

Balance at January 21, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash	80
Other Current Assets	42
In Trust Cash	960
Goodwill	8,393
Intangible Assets	3,364
Accounts Payables and Accrued Liabilities	(103)
Held in Trust Funds	(960)
Other Payables	(19)
Net Assets Acquired	11,757

Cash Flow
Total Consideration	(11,757)
Acquired Cash	80
Equity-settled share-based payment	4,325
Cash from Investing Activities	(7,352)

8. REDLINE REAL ESTATE GROUP ACQUISITION

On November 3, 2022, the Company acquired, through a wholly owned subsidiary, all of the issued and outstanding common shares of Redline Real Estate Group (BC) Inc. (“Redline BC”) pursuant to a share purchase agreement between the Company, Redline BC and Redline Realty Investments Inc. (“Redline Realty”). The acquisition, which includes Redline’s real estate license to operate in British Columbia, will fuel the Company’s expansion into Canada’s third largest province. The transaction was settled in nominal cash consideration for an aggregate purchase price of one Canadian dollar. The Company has determined that the Redline Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination and has 12 months from the date of purchase to determine the purchase price allocation among the assets purchased and any amounts attributable to goodwill.

The following table summarizes the fair value of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date (in thousands):

Balance at November 3, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash & Cash in Trust	30
Amount Held in Trust	(30)
Net Assets Acquired	-
Consideration	-

9. LEMONBREW LENDING ACQUISITION

On December 9, 2022, pursuant to the terms of a share purchase agreement dated September 23, 2022 between the Company, LemonBrew Lending Corp. (“LemonBrew Lending”) and LemonBrew Technologies Corp. (“LemonBrew Technologies”), the Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending from the seller for an aggregate purchase price of $1.25 million (the “LemonBrew Transaction”). The purchase price was satisfied by (i) cash in the amount of $800 thousand and (ii) the issuance of 351,837 Common Shares (the “Consideration Shares”) at a deemed issued price of $1.279 per share. The issued price of the Consideration Shares is equal to the product of $450,000 divided by the 5-day volume weighted average trading price of ‘the Common Shares on the NASDAQ immediately prior to the closing of the LemonBrew Transaction.

23

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

In connection with the closing of the LemonBrew Transaction, the Company entered into agreements with management and key employees of LemonBrew Lending (the “LemonBrew Key Employee Agreements”). The LemonBrew Key Employment Agreements provide for performance-based milestone payments of $2.5 million payable over 36 months following closing of the LemonBrew Transaction, of which $2 million with be payable in cash and $500 thousand will be payable in restricted share units of the Company. The performance-based milestones are:

●	LemonBrew achieving at least $500 thousand in EBITDA for the first 12-month period following closing, $1 million in EBITDA for the second 12-month period following closing, and $2 million in EBITDA for the second 12-month period following closing

●	Samir Dedhia and Jason Doshi remaining in their roles to be established with Real during the transaction

These payments are considered separate from the aggregate purchase price. Management believes that there is no likelihood of achieving the performance-based milestone and has not recognized any expenses related to the performance-based milestone payment.

The Company has determined that the LemonBrew Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination and has 12 months from the date of purchase to determine the purchase price allocation among the assets purchased and any amounts attributable to goodwill.

The following table represents the recognized amounts of assets acquired and liabilities assumed, total consideration, and cash flow related to the LemonBrew Lending acquisition (in thousands). The following amounts are provisional and will be adjusted during the measurement period, and additional assets or liabilities may be recognized to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date:

Balance at December 9, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash	12
Other Current Assets	15
Other Assets	119
Goodwill	1,250
Accounts Payables and Accrued Liabilities	(11)
Other Payables	(64)
Net Assets Acquired	1,321

Consideration
Consideration Paid	800
Equity-settled shared-based consideration	450
Total Consideration	1,250

Cash Flow
Total Consideration	(1,250)
Equity-settled share-based payment	450
Cash From Investing Activities	(800)

24

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

10. REVENUE

A.	Revenue streams and disaggregation of revenue from contracts with customers

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines as well as timing of revenue recognition.

	For the Year Ended
	December 31, 2022	December 31, 2021
Main revenue streams
Commissions	376,254	120,957
Title	1,869	-
Mortgage Income	19	-
Fee Income	2,378	711
Other	1,236	13
Total Revenue	381,756	121,681

Timing of Revenue Recognition
Products transferred at a point in time	381,756	121,681
Revenue from Contracts with Customers	381,756	121,681

11. EXPENSES BY NATURE

In the following table, cost of sales represents real estate commission paid to Company’s agents as well as to outside brokerages in Canada and Title Fee Expenses (in thousands).

	For the Year Ended
	December 31, 2022	December 31, 2021
Commissions and other agent-related costs	349,806	110,587

Operating Expenses
General and Administration Expense	24,155	10,573
Salaries and Benefits	11,733	3,748
Stock Based Compensation for employees	2,778	1,333
Administrative Expenses	1,803	1,006
Professional Fees	5,893	3,425
Depreciation Expense	333	213
Other General and Administrative Expenses	1,615	848
Marketing Expenses	22,674	7,808
Salaries and Benefits	478	327
Stock Based Compensation for Employees	1	135
Stock Based Compensation for Agents	5,519	2,194
Revenue Share	14,975	4,454
Other Marketing and Advertising Cost	1,701	698
Research and Development Expenses	4,867	3,979
Salaries and Benefits	2,012	840
Stock Based Compensation for employees	212	1,545
Other Research and Development	2,643	1,594
Total Cost of Sales and Operating Expenses	401,502	132,947

25

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Finance Expenses

The following table summarizes details behind Finance costs (in thousands) as reported in the consolidated Statement of Income (Loss):

	For the Year Ended
Description	December 31, 2022	December 31, 2021
Unrealized Losses (Gains)	(397)	574
Realized Losses (Gains)	24	-
Bank Fees	400	97
Finance Cost	540	(13)
Contingent Consideration	600	-
Other	-	4
Finance Expenses, net	1,167	662

12. LOSS PER SHARE

A.	Basic and Diluted loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of shares of common stock outstanding plus, if potentially dilutive common shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share:

	For the Year Ended
(in thousands of shares)	December 31, 2022	December 31, 2021
Issued Common Shares at the beginning of the period	170,483	161,721
Effect of Warrant Exercise	8,526	8,762
Effect of Treasury Return	(1,049)	-
Effect of Treasury Issuance	21	-
Effect of Share Options Exercised	220	-
Weighted-average numbers of Common Shares	178,201	170,483

Loss per share
Basic and diluted loss per share	(0.12)	(0.07)

13. SHARE-BASED PAYMENT ARRANGEMENTS

A.	Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares for the exercise price as determined at grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less Common Shares previously outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive was approved by shareholders of the Company on June 13, 2022.

26

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

In connection with the graduation to the TSX, the Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at anytime shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable Award Date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

Share-based payment transactions of the acquiree in a business combination

When the share-based payment awards held by the employees of an acquiree (acquiree awards) are replaced by the Company’s share-based payment awards (replacement awards), both the acquiree awards and the replacement awards are measured in accordance with IFRS 2 (“market-based measure”) at the acquisition date. The portion of the replacement awards that is included in measuring the consideration transferred in a business combination equals the market-based measure of the acquiree awards multiplied by the ratio of the portion of the vesting period completed to the greater of the total vesting period or the original vesting period of the acquiree award. The excess of the market-based measure of the replacement awards over the market-based measure of the acquiree awards included in measuring the consideration transferred is recognized as remuneration cost for post-combination service.

However, when the acquiree awards expire as a consequence of a business combination and the Company replaces those awards when it does not have an obligation to do so, the replacement awards are measured at their market-based measure in accordance with IFRS 2. All of the market-based measure of the replacement awards is recognized as remuneration cost for post-combination service.

At the acquisition date, when the outstanding equity-settled share-based payment transactions held by the employees of an acquiree are not exchanged by the Company for its share-based payment transactions, the acquiree share-based payment transactions are measured at their market-based measure at the acquisition date. If the share-based payment transactions have vested by the acquisition date, they are included as part of the non-controlling interest in the acquiree. However, if the share-based payment transactions have not vested by the acquisition date, the market-based measure of the unvested share-based payment transactions is allocated to the non-controlling interest in the acquiree based on the ratio of the portion of the vesting period completed to the greater of the total vesting period or the original vesting period of the share-based payment transaction. The balance is recognized as remuneration cost for post-combination service.

27

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

The following table depicts the number of instruments granted apart from the Company’s various acquisitions (in thousands):

Grant Date	Number of Instruments	Vesting Conditions	Contractual Life of Options
Balance December 31, 2020	13,813
On January, 2020	60	25% on first anniversary, then quarterly vesting	10 years
On March, 2020	244	immediate	10 years
On March, 2020	100	quarterly vesting	10 years
On March, 2020	250	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	2,441	25% immediately, 25% on first anniversary, then quarterly vesting	10 years
On January, 2021	165	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	1,670	quarterly vesting	10 years
On March, 2021	241	25% on first anniversary, then quarterly vesting	10 years
On March, 2021	114	quarterly vesting	10 years
On May, 2021	190	25% on first anniversary, then quarterly vesting	10 years
On May, 2021	705	3 years quarterly	10 years
On August, 2021	65	25% on first anniversary, then quarterly vesting	10 years
On August, 2021	450	quarterly vesting	10 years
On November, 2021	1,220	25% on first anniversary, then quarterly vesting	10 years
On November, 2021	559	3 years quarterly	10 years
Balance December 31, 2021	22,287

On March, 2022	240	3 years quarterly vest	10 years
On May, 2022	320	3 years quarterly vest	10 years
On August, 2022	4,000	25% on first anniversary, then 4 years quarterly vesting	10 years
On August, 2022	145	3 years quarterly vest	10 years
On November, 2022	55	3 years quarterly vest	10 years
On August, 2022	10	3 years quarterly vest	10 years
Balance December 31, 2022	27,057

B.	Measurement of fair values

The fair value of the stock-options has been measured using the Black-Scholes formula which was also used to determine the Company’s share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair values at the grant and measurement date were as follows:

	December 31, 2022	December 31, 2021
Share price	$1.05	$3.69
Exercise price	$1.35 to $2.45	$0.87 to $3.40
Expected volatility (weighted-average)	108.0%	156.0%
Expected life (weighted-average)	10 years	10 years
Expected dividends	-%	-%
Risk-free interest rate (based on US government bonds)	1.95 – 2.89%	1.45%

Expected volatility has been based on an evaluation of historical volatility of the company’s share price.

28

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

C.	Reconciliation of outstanding stock-options

The following table outlines the number of options (in thousands) and weighted-average exercise price:

	December 31, 2022		December 31, 2021
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	20,815	$0.71	12,851	$0.27
Granted	4,770	1.61	8,474	1.70
Forfeited/ Expired	(3,883)	(1.47)	(370)	-
Exercised	(1,389)	(0.23)	(140)	(0.13)
Outstanding at end of year	20,313	$0.90	20,815	$0.71
Exercisable as at end of year	11,046		10,295

The stock-options outstanding as of December 31, 2022 had a weighted average exercise price of $0.90 (December 31, 2021: $0.71) and a weighted-average contractual life of 10 years (December 31, 2021: 10 years).

D.	Restricted share unit plan

Restricted share unit plan

On September 21, 2020, the Company established a restricted share unit plan (the “RSU Plan”). Under the RSU Plan agents are eligible to receive RSUs that, upon vesting, entitle the holder to a Common Share or cash payment in lieu of a Common Share. The RSUs are earned in recognition of personal performance and ability to attract agents to Real. The expense recognized in relation to these awards for the period ended December 31, 2022 was $5.5 million. The stock compensation attributable to agent growth was classified as marketing expense. The stock compensation award granted to FTEs was classified as a General and Administrative expense on the audited consolidated statements of loss and comprehensive loss.

RSUs awarded in the agent incentive program purchase plan are based on a percentage of commission withheld to purchase Common Shares. These RSUs are expensed in the period in which those awards are deemed to be earned with a corresponding increase in equity. All awards under this plan are subject to a 12-month vesting period. Agents pay the Company 15% of commissions until the commission paid to the Company totals $12,000, which is defined as the agent “cap” amount (the “Cap”). The Company grants an additional 25% of shares if an agent has not met the Cap and 50% of shares if the agent has met the Cap as a bonus after the 12-month vesting period has passed. The bonuses were adjusted to 15% pre-Cap and 30% post-Cap when the Company surpassed the 5,000 agents milestone on June 16, 2022. The bonus RSUs are expensed in the period the original award is deemed earned with a corresponding increase in stock-based compensation reserve.

RSUs awarded for personal performance and the ability to attract agents earned in recognition of personal performance conditions and are subject to a 3 year vesting period. The Company recognizes this expense during the applicable vesting period based upon the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock-based compensation reserve.

29

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

The following table illustrates the Company’s stock activity (in thousands of units) for the restricted share unit plan.

Units
Balance at, December 31, 2020	121
Granted	3,951
Vested and Issued	(76)
Forfeited	(31)
Balance at, December 31, 2021	3,965
Granted	16,053
Vested and Issued	(2,504)
Forfeited	(606)
Balance at, December 31, 2022	16,908

The following table provides a detailed breakdown of the stock-based compensation expense as reported in the Consolidated Statement of Loss and Comprehensive Loss.

Stock Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the Consolidated Statement of Loss and Comprehensive Loss.

	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
	December 31, 2022			December 31, 2021
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Marketing Expenses – Agent Stock Based Compensation	1,215	4,304	5,519	1,188	1,006	2,194
Marketing Expenses – FTE Stock Based Compensation	-	1	1	135	-	135
Research and Development – FTE Stock Based Compensation	111	101	212	1,545	-	1,545
General and Administrative – FTE Stock Based Compensation	1,702	1,076	2,778	1,316	17	1,333
Total Stock Based Compensation Expense	3,028	5,482	8,510	4,184	1,023	5,207

On May 20, 2021 the Company began transacting under the NCIB to purchase up to 7,170 of its common shares representing approximately 5% of the total 143,404 Common Shares issued and outstanding as of April 30, 2021. Purchases were made at prevailing market prices commencing on or about May 20, 2021 and ending on the earlier of: (i) one year from such commencement; or (ii) the date on which the Company had purchased the maximum number of Shares under the NCIB. The purpose of the purchase of Common Shares under the NCIB is to enable the Company to acquire shares to satisfy its RSU obligations. As of December 31, 2022, there were 8.6 million shares purchased in the amount of $20.7 million.

The Company appointed CWB Trust Services as the Trustee for the purposes of arranging for the acquisition of the Common Shares and to hold the Common Shares in trust for the purposes of satisfying restricted share unit payments well as deal with other administration matters. Through the trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB for the purposes of the RSU Plan. RBC Capital Markets is required to comply with the TSXV NCIB rules in respect of the purchases of Common Shares as the Trustee is considered to be a non-independent trustee by the TSXV for the purposes of the NCIB rules.

14. CASH AND CASH EQUIVALENTS

In the statement of financial position, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather for investment or other purposes.

30

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Bank balances for which use by the Company is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash. Restricted cash consists of cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective customers’ deposit liability.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts which are repayable on demand and form an integral part of the Company’s cash management. Such overdrafts are presented as short-term borrowings in the statement of financial position.

15. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the Consolidated Statements of Financial Positions:

Description	Estimated Fair Value December 31, 2021	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Losses	Estimated Fair Value December 31, 2022
U.S. Government Bonds	5,033	528	91	(172)	5,480
Municipal Bonds	2,900	(1,220)	34	(197)	1,517
Bond Mutual Funds	878	-	-	(38)	840
Investment Certificate	-	55	-	-	55
Short Term Investments	8,811	(637)	125	(407)	7,892

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities and certain corporate entities. The products in investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss). An unrealized loss exists when the current fair value of an individual security is less than the amortized cost basis.

31

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

16. PROPERTY AND EQUIPMENT

Reconciliation of Carrying Amounts (in thousands)

	Computer Equipment	Software	Furniture and Equipment	Total
Cost
Balance at December 31, 2020	33	-	69	102
Additions	172	-	-	172
Balance at December 31, 2021	205	-	69	274
Additions	413	995	164	1,572
Balance at December 31, 2022	618	995	233	1,846
Accumulated Depreciation
Balance at December 31, 2020	24	-	64	88
Depreciation	15	-	1	16
Balance at December 31, 2021	39	-	65	104
Depreciation on Acquired Assets	92	26	137	255
Depreciation	79	57	1	137
Balance at December 31, 2022	210	83	203	496

Carrying Amounts
Balance at December 31, 2021	166	-	4	170
Balance at December 31, 2022	408	912	30	1,350

17. INTANGIBLE ASSETS AND GOODWILL

We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired. For the year ended December 31, 2022 and 2021, we performed an assessment of goodwill related to our previous business acquisition which did not result in an impairment charge for either of the years.

Reconciliation of Carrying Amounts (in thousands)

	Intangible Assets	Goodwill	Total
Cost
Balance at December 31, 2020	-	-	-
Additions	563	602	1,165
Balance at December 31, 2021	563	602	1,165
Additions	3,370	9,660	13,030
Balance at December 31, 2022	3,933	10,262	14,195
Accumulated Depreciation
Balance at December 31, 2020	-	-	-
Depreciation	113	-	113
Balance at December 31, 2021	113	-	113
Depreciation	112	-	112
Balance at December 31, 2022	225	-	225

Carrying Amounts
Balance at December 31, 2021	451	602	1,053
Balance at December 31, 2022	3,708	10,262	13,970

32

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

18. CAPITAL AND RESERVES

Share capital and share premium

All Common Shares rank equally with regards to the Company’s residual assets. Preference shareholders participate only to the extent of the face value of the shares. The following table is presented in thousands:

	Share Premium		Non-controlling Interests		Non-redeemable Preference Shares
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
In issue at beginning of year	50,753	21,668	-	14,818	-	-
Issued for cash	-	26,475	-	-	-	-
Conversion	-	14,818	-	(14,818)	-	-
Exercise of stock options	663	207	-	-	-	-
Common shares acquired	(8,060)	(12,644)	-	-	-	-
Release of vested common shares from employee benefit trusts	4,886	229	-	-	-	-
Non-controlling interest	-	-	263	-	-	-
In issue at end of year – fully paid	48,242	50,753	263	-	-	-
Authorized shares	Unlimited	Unlimited	Unlimited	Unlimited	66,000	66,000

33

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Share Consolidation and Share Split

On May 26, 2021, the Company consolidated all of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares.

On July 12, 2021, the Company implemented a forward split of all of its issued and outstanding Common Shares on the basis of four (4) post-split Common Shares for each one (1) pre-split Common Share.

Non- controlling interests

On December 2, 2020, the Company completed the Insight Partners investment whereby a wholly owned subsidiary of the Company issued 17.3 million Preferred Units at a price of $1.19 (CAD $1.52) per Preferred Unit. The Company also issued 17.3 million Warrants, each exercisable into one Common Share at a price of $1.48 (CAD $1.9)

On June 28, 2021, all Warrants held by Insight Partners were exercised for an aggregate gross price of $26.6 million (CAD $32.8 million)

On August 3, 2021, Insight Partners was issued an aggregate of 17.3 million Common Shares in the exchange of all of the Preferred Units.

On January 21, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle. As part of this transaction, the Company also acquired non-controlling interest of $21 thousand which includes the income/(loss) allocated to non- controlling interest holders of certain subsidiaries of Expetitle.

19. CAPITAL MANAGEMENT

Real defines capital as its equity. It is comprised of, Common Shares, contributed capital, retained deficit and accumulated other comprehensive loss. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended December 31, 2022 and 2021.

The following table presents the Company’s liquidity (in thousands):

	For the Year Ended
	December 31, 2022	December 31, 2021
Cash	10,846	25,818
Other Receivables	74	23
Short Term Investments	7,892	8,811
Total	18,812	34,652

34

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

20. LEASE LIABILITY AND RIGHT OF USE ASSET

On December 1, 2017, the Company entered into lease agreement. The Company leases corporate office in New York, NY under a lease agreement dated December 1, 2017, which expires on June 30, 2023. A summary of the changes in the right-of-use asset (in thousands) for the periods ended December 31, 2022, and December 31, 2021 is as follows:

Right-of-Use Asset
Cost
Balance at December 31, 2020	502
Additions	-
Balance at December 31, 2021	502
Additions	107
Balance at December 31, 2022	609
Accumulated Depreciation
Balance at December 31, 2020	309
Depreciation	84
Balance at December 31, 2021	393
Acquired Depreciation	59
Depreciation	84
Balance at December 31, 2022	536

Carrying Amounts
Balance at December 31, 2021	109
Balance at December 31, 2022	73

The lease liability resulted from the lease agreement is $131 thousand (undiscounted value of $135 thousand, discount rate 4%). This liability represents the monthly lease payment from January 1, 2022 to June 30, 2023. Additionally, the Company acquired leases related to offices in North Carolina and New Jersey (ending on September 30, 2023) as part of the LemonBrew Transaction. The associated leases were transferred to the Company on December 9, 2022. A summary of the changes in the lease liability (in thousands) during the periods ended December 31, 2022, and December 31, 2021 is as follows:

	December 31, 2022	December 31, 2021
Maturity analysis – contractual undiscounted cash flows
Less than one year	96	94
One year to five years	-	41
More than five years	-	-
Total undiscounted lease liabilities	96	135
Lease liabilities included in the balance sheet	96	131
Current	96	91
Non-current	-	40

21. OTHER PAYABLES

The other payables primarily consist of contingent consideration payable as part of closing of the Expetitle Transaction. This was be released after twelve (12) months upon the satisfaction of the following terms and conditions: (i) the key employees from Expetitle remained at their current position with the Company for at least twelve (12) months after the Closing Date and (ii) Expetitle became licenced to operate in at least fifteen states, including the current states of operation, Florida, Georgia, and Texas.

	December 31, 2022	December 31, 2021
Other Payables	588	40
Contingent Consideration	600	-
Total Other Payables	1,188	40

22. CUSTOMER DEPOSITS

Customer deposits consist of escrow funds payables. This is the cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released.

35

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

23. FINANCIAL INSTRUMENTS – FAIR VALUE AND RISK MANAGEMENT

Accounting classifications and fair value (in thousands)

	For the Year Ended December 31, 2021
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	8,811	-	8,811
Total Financial Assets Measured at Fair Value (FV)	-	-	-	8,811	-	8,811
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	639	639
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	639	639
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	25,818	-	25,818	-	-	-
Restricted Cash	3,311	-	3,311	-	-	-
Trade Receivables	254	-	254	-	-	-
Other Receivables	23	-	23	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	29,406	-	29,406	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	54	54	-	-	-
Accrued Liabilities	-	8,818	8,818	-	-	-
Customer Deposits	-	3,311	3,311	-	-	-
Other Payables	-	40	40	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	12,223	12,223	-	-	-

36

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

	For the Year Ended December 31, 2022
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	7,892	-	7,892
Total Financial Assets Measured at Fair Value (FV)	-	-	-	7,892	-	7,892
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	242	242
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	242	242
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	10,846	-	10,846	-	-	-
Restricted Cash	7,481	-	7,481	-	-	-
Trade Receivables	1,547	-	1,547	-	-	-
Other Receivables	74	-	74	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	19,948	-	19,948	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	474	474	-	-	-
Accrued Liabilities	-	11,866	11,866	-	-	-
Customer Deposits	-	7,481	7,481	-	-	-
Other Payables	-	1,188	1,188	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	21,009	21,009	-	-	-

37

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

A.	Transfers between levels

During the year ended December 31, 2022 and 2021, there have been no transfers between Level 1, Level 2 and Level 3.

B.	Financial risk management

The Company has exposure to the following risks arising from financial instruments:

‒	credit risk (see (ii));

‒	liquidity risk (see (iii));

‒	market risk (see (iv)); and

‒	investment risk (see (v)).

i.	Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

Trade receivables

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different CGUs based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

38

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

As of December 31, 2022, the exposure to credit risk for trade receivables and contract asset (in thousands) by geographic region was as follows:

	December 31, 2022	December 31, 2021
US	1,105	230
Other Regions	442	24
Trade Receivables	1,547	254

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

iii.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

iv.	Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars, Israeli shekel and Canadian dollar.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar (USD), Israeli shekel (ILS), or Canadian Dollar (CAD) against all other currencies in which the Company operates as of December 31, 2022 and December 31, 2021 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The following table is presented in thousands:

	Average Rate		Period-end Spot Rate
	Strengthening	Weakening	Strengthening	Weakening
Balance at, December 31, 2022
CAD (-5% movement)	355	(355)	456	(456)
ILS (-5% movement)	2	(2)	6	(6)
Balance at, December 31, 2021
CAD (-5% movement)	43	(43)	4	(4)
ILS (-5% movement)	39	(39)	54	(54)

39

THE REAL BROKERAGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

Foreign Currency Risk Management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities (in thousands) at the reporting date are as follows:

	Liabilities		Assets
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
CAD	(7,058)	(1,331)	3,474	3,291
ILS	(82)	(1,420)	7,724	191
Total Exposure	(7,140)	(2,751)	11,198	3,482

v.	Investment risk

The Company invested funds from the Insight Partners financing transaction into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company’s investment activity is included in Note 15.

24. COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

25. RELATED PARTY TRANSACTIONS

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of the CEO, the CFO, the CTO, and the CMO, and other members of the executive team. Executive officers participate in the Company’s Amended and Restated Omnibus Incentive Plan (see Note 13.A). Directors and officers of the Company control approximately 37.70% of the voting shares of the Company. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

	For the Year Ended
	December 31, 2022	December 31, 2021
Salaries and Benefits	2,435	1,476
Stock-Based Compensation	2,164	2,412
Consultancy	-	270
Compensation Expenses for Related Parties	4,599	4,158

40